BlackBerry Limited 2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7 tel: +1 (519) 888-7465 fax: +1 (519) 888-1975 June 28, 2021 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Re: BlackBerry Limited – Registration Statement on Form F-3 (File No. 333-236562) Dear Ladies and Gentlemen: Reference is made to the Registration Statement on Form F-3 filed with the Securities and Exchange Commission (the “Commission”) by BlackBerry Limited, an Ontario corporation (the “Company”), on February 21, 2020 (the “Registration Statement”). Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Company hereby respectfully applies for the immediate withdrawal of the Registration Statement. The Company requests withdrawal of the Registration Statement because the Registration Statement was never declared effective by the Commission. No securities of the Company have been offered or sold in connection with the Registration Statement. If you have questions or require additional information, please contact the Company’s counsel, Scott Lesmes, Esq. of Morrison & Foerster LLP at (202) 887-1585. Sincerely, BLACKBERRY LIMITED By: /s/ Steve Rai Name: Steve Rai Title: Chief Financial Officer